FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2006

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

TURKCELL ANNOUNCED THAT ITS AGM HAS BEEN POSTPONED DUE TO LACK
OF QUORUM

Subject: Statement made pursuant to Circular VIII, No: 39 of the Capital Markets Board.

Istanbul Stock Exchange
ISTANBUL

Special Subjects:

The General Assembly of Turkcell Iletisim Hizmetleri A.S. (Turkcell) that took place at the Company’s headquarter on April 28, 2006, has been postponed due to lack of meeting quorum, before the general assembly council constituted, as the decision of 2nd Commercial Court of Istanbul ruled that instead of the person appointed at the General Assembly of defendant Turkcell Holding A.S. held on February 6, 2006, 7 Board members selected at the meeting on February 6, 2006 along with Sadi Yanik, selected ex officio, should be present at the meeting. Since 4 of the 7 Board members of Turkcell Holding A.S. were not present, it has been concluded that the Turkcell Holding A.S. that holds 51% of Turkcell was not represented at the General Assembly meeting. Accordingly, the meeting quorum as per the articles of association of Turkcell which is 51% has not been reached and that the meeting has been postponed.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/39, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin Internal Audit 28.04.2006, 18:00	Koray Ozturkler Investor Relations 28.04.2006, 18:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

FOR IMMEDIATE RELEASE

TURKCELL ILETISIM HIZMETLERI A.S. ANNOUNCES THE IMPACTS OF THE
CHANGE IN REPORTING PRACTICE

Istanbul, Turkey, April 26, 2006 – Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, today announced the impacts of its change to reporting its financial results in accordance with IFRS and its transition to a new EBITDA definition.

Turkcell has historically prepared and presented its financial statements on a consolidated basis in accordance with US GAAP in US dollars for purposes of reporting to the Securities and Exchange Commission (“SEC”) of USA and in Turkish Lira (“TRY”) accounts in accordance with Turkish Capital Market Board (“CMB”) requirements in Turkey. As announced earlier in the 2005 year end press release dated February 27, 2006, beginning from the 2006 fiscal year, Turkcell will be preparing its interim and annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). Management intends to report results earlier than we have in the past along with making key financial data available on a timely basis through Turkcell’s transition to IFRS. In addition, we believe further efficiency and savings through improvements in our reporting practice will be realized with this transition, for Turkcell and its group companies.

Consequently, starting from the first quarter of 2006, we will report our financial results in accordance with IFRS in US dollars to international markets for the investor and analyst community and in SEC filings and in accordance with IFRS in TRY in line with the requirements of CMB.

As part of our usual practice, our interim and annual consolidated financial statements will include comparable data for 2005. The first Turkcell annual report on the form 20-F filed with SEC containing financial information prepared in accordance with IFRS (with a reconciliation to US GAAP) will be for the year ending December 31, 2006.

Turkcell intends to release its first quarter 2006 results on May 10th, 2006. Below we have provided brief information on the impacts of transition to IFRS on our financial statements and a table of key 2005 financial and operational information on a quarterly basis in US GAAP and IFRS. Differences are due to differences in accounting principles of US GAAP and IFRS and not due to any change in financial or operational performance of the company.

IFRS and quarterly US GAAP data in this press release are unaudited and may be subject to revisions.

Major differences between US GAAP and IFRS:

Under US GAAP reporting, Turkcell’s revenues, gross profit and selling and marketing expenses were reduced due to the standards issued by the Emerging Issues Task Force (“EITF”) within the Financial Accounting Standards Board (“FASB”) that addressed the extent to which cash considerations given to distributors shall be reported as reductions in revenue or incurred as expenses. With the change to IFRS, EITF rules will no longer be applied, therefore causing an increase in Turkcell’s revenues, gross profit, and selling and marketing expenses.

Under US GAAP, revenues, costs, capital and non monetary assets and liabilities are translated at historical exchange rates while monetary assets and liabilities are translated at exchange rates prevailing at balance sheet dates. All foreign exchange adjustments resulting from translation of financial statements into US dollars are included in the determination of net income whereas under IFRS, revenues, costs, capital and non monetary assets and liabilities are recognized based on International Accounting Standards (“IAS”) 29 principles, considering changes in Wholesale Price Indices. Revenues, costs, capital and non monetary assets and liabilities will be affected by these accounting differences. The AICPA SEC Regulations Committee’s International Practices Task Force (“IPTF”) and International Accounting Standards Board (“IASB”) concluded that Turkey would cease being regarded as a hyperinflationary country starting from January 1, 2006. Therefore, TRY will be treated as a more stable currency and our financial statements and those of our subsidiaries located in Turkey and Northern Cyprus prepared in accordance with IFRS will not be adjusted for hyperinflationary accounting.

IAS 39 “Financial Instruments Recognition and Measurement” provides recognition and measurement requirements covering financial instruments. Financial assets and liabilities are stated at present value using effective interest method with charges flowing through the income statement. Under US GAAP it does not require discounting in certain specified circumstances including trade receivables and payables maturing in less than a one year.

Similarly, deferred tax calculation will also be affected due to the accounting methodology differences between US GAAP and IFRS standards.

The table that follows sets forth key items from our 2005 financial and operational results as reported historically in accordance with US GAAP and as they would have been if we had reported them in accordance with IFRS. Please note that all items presented in the table below are unaudited and may be subject to revisions.

	(Unaud.)	(Unaud.)	(Unaud.)	(Unaud.)	(Unaud.)	(Unaud.)	(Unaud.)	(Unaud.)	(Unaud.)	(Unaud.)

million US$	IFRS	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS	US GAAP

Consolidated(*)	Q1 2005		Q2 2005		Q3 2005		Q4 2005		2005

Net revenue	915	898	1,152	1,046	1,381	1,249	1,080	1,075	4,528	4,268

New EBITDA (**)	340	345	445	421	594	560	344	378	1.722	1.704

New EBITDA Margin %	37%	38%	39%	40%	43%	45%	32%	35%	38%	40%

ARPU Blended	12.2	12.0	14.7	13.4	16.9	15.2	12.3	12.2	14.0	13.2

ARPU Postpaid	28.1	28.5	35.8	33.8	40.9	38.1	29.1	30.9	33.5	32.8

ARPU Prepaid	7.9	7.4	9.2	8.0	10.8	9.4	8.2	7.7	9.0	8.2

SAC	23.6	23.9	24.9	23.7	28.5	26.5	26.9	28.2	26.0	25.6

*Please note that all financial data are consolidated whereas non-financial data are unconsolidated unless otherwise specified.
** For reconciliation of "New EBITDA" to "EBITDA" please refer to "Transition to a New EBITDA Definition"

Additionally, year end 2005 net income per IFRS financials is US$772 million whereas it is US$911 million per US GAAP financials. Please note that, only Revenue figure is audited for the year end 2005 which is prepared in accordance with US GAAP, whereas EBITDA, EBITDA Margin, ARPU, SAC are unaudited.

Transition to a New EBITDA Definition

In our announcements, we use EBITDA, which is a non-GAAP financial measure, as a performance indicator to enhance the understanding of our operating results since we believe EBITDA is a measure commonly used in the telecommunications industry.

Beginning from the 2006 fiscal year, we will revise the definition of EBITDA and report EBITDA using this new definition starting from the first quarter of 2006 results announcement to provide a new measure to reflect solely cash flow from operations.

The terminology “New EBITDA” in this press release is used to differentiate this new definition of EBITDA, from the definition of EBITDA as used in our previous press releases including 2005 Year End Results.

The EBITDA definition used in our previous releases had included Revenues, Direct Cost of Revenues, Selling and Marketing expenses, General and Administrative expenses, translation gain/(loss), interest income, income on unconsolidated subsidiaries, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

The new EBITDA definition, will include Revenues, Direct Cost of Revenues, Selling and Marketing expenses, General and Administrative expenses, but will exclude translation gain/(loss), interest income, income on unconsolidated subsidiaries, gain on sale of investments, income/(loss) from related parties, minority interest and other income/(expense).

A reconciliation of EBITDA to new EBITDA can be found below in the press release.

Differences below are due to adjustments made in the EBITDA definition we use and do not constitute a change in operational or financial performance of the company.

2005

Q1 (Unaud.)	Q2 (Unaud.)	Q3 (Unaud.)	Q4 (Unaud.)	FY (Unaud.)

US GAAP - Consolidated (mio USD)

EBITDA	394	468	615	456	1.93	3
EBITDA Margin %	44%	45%	49%	42%	45%

Translation gain/(loss)	(4)	(6)	1	1	(8)
Interest Income	36	38	28	37	139
Other income/(expense), net	2	2	1	0	5
Income from related parties, net	0	1	0	0	1
Minority interest	2	(2)	6	18	24
Equity in net income of unconsolidated inventees	13	14	19	22	68

NEW EBITDA	345	421	560	378	1.70	4
NEW EBITDA Margin %	38%	40%	45%	35%	40%

Net revenues	898	1.04	6	1.24	9	1.07	5	4.26	8
Direct cost of revenues	(524)	(577)	(650)	(640)	(2.3	91)
Depreciation and Amortization	(110)	(115)	(116)	(127)	(468)
Selling and marketing expenses	(104)	(127)	(118)	(140)	(489)
General and administrative expenses	(35)	(36)	(37)	(44)	(152)

NEW EBITDA	345	421	560	378	1.70	4

The following table provides a reconciliation of EBITDA, which is a non-GAAP financial measure, to net cash provided by operating activities, which we believe is the most directly comparable financial measure calculated and presented in accordance with US GAAP.

US$ million	Q1 2005	Q2 2005	Q3 2005	Q4 2005	YE 2005

EBITDA	394.0	467.5	615.4	456.4	1,933.3
Minority interest	1.9	(1.5)	5.6	18.3	24.3
Equity in net income of unconsolidated investees	13.1	13.3	18.9	22.3	67.6
Interest expense	(59.4)	(39.9)	(30.8)	(17.2)	(147.3)
Net increase (decrease) in assets and liabilities	(24.3)	(147.7)	(228.7)	(150.3)	(551.0)
Net cash provided by operating activities	295.3	268.1	331.4	248.3	1,143.1

www.turkcell.com.tr

ABOUT TURKCELL

Turkcell is the leading GSM operator in Turkey with 28.7 million post-paid and pre-paid customers as of March 31, 2006 operating in a three player market with a market share of approximately 64% as of year end 2005 (Source: Telecommunication Authority). In addition to the high-quality wireless telephone services, Turkcell currently offers General Packet Radio Service (GPRS) countrywide and Enhanced Data Rates for GSM Evolution (EDGE) in dense areas, which provide for both improved data and voice services. Turkcell provides roaming with 501 operators in 188 countries as of March 31, 2006.  Serving a large subscriber base in Turkey with its high-quality wireless telephone network, Turkcell reported US$4,269 million net revenues as of December 31, 2005 as per US GAAP financial statements. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova, Northern Cyprus and Ukraine. Turkcell has been listed on the NYSE (New York Stock Exchange) and the ISE (Istanbul Stock Exchange) since July 2000 and is the only NYSE listed company in Turkey. 51.00% of Turkcell’s share capital is held by Turkcell Holding, 13.29% by Cukurova Group, 13.07% by Sonera Holding, 5.07% by M.V. Group and 0.01% by others while the remaining 17.56% is free float.

For further information please contact:

Contact:

Turkcell:
Investors:
Koray Ozturkler, Investor Relations
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90-212-313-1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Bahar Erbengi, Corporate Communications
Tel: + 90-212-313-2309
Email: bahar.erbengi@turkcell.com.tr	Citigate Dewe Rogerson: Europe: Sandra Novakov Tel: +44-207282-1089 Email: sandra.novakov@citigatedr.co.uk or United States: Victoria Hofstad Tel: +1-212-687-8080 Email: vhofstad@sardverb.com

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: May 2, 2006	By:	/s/ Muzaffer Akpinar
Name: Muzaffer Akpinar Title: Chief Executive Officer